Schedule 13D for Lourde John Constable D/B/A Constable Asset Management:


Name of Issuer: FIRSTCITY FINANCIAL CORP.

Title of Class of  Securities: CL B CBI (Symbol FCFCL)

CUSIP No.: 33762E108000

Name, Address and Telephone
of Person Authorized to Receive
Notices and Communications:		Lourde John Constable
					259 Radnor-Chester Rd., Suite 145
					Radnor, PA  19087
					(610) 975- 8154

Date of Event which
Requires Filing of this
Statement:				August 23, 1996


Fee is being paid
with this filing:				Yes. (Initial Filing).


Name of Reporting Person
SSN or IRS ID:			Lourde John Constable D/B/A Constable Asset
Management, IRS# 06-1403909


Source of Funds:			00- Assets under management.
					WC- Working Capital


Citizenship or Place of Organization:	Pennsylvania


Sole Voting Power:			123,139 shares


Sole Dispositive Power:		123,139 shares


Aggregate Amount
Beneficially Owned:			123,139 shares


Percent of Class Represented:		5.0036%


Type of Reporting Person:		IA



Item 1:

This filing relates to CL B CBI (Symbol FCFCL) of Firstcity Financial Corporation, a corporation having its offices at 1021 Main St., Suite 2600, Houston, Texas 77002.
The telephone number is (713) 651-7841.

Item 2:

A&B: John Constable is the Managing Partner of Constable Partners, an investment partnership, and an investment manager with offices at:
259 Radnor-Chester Road, Suite 145, Radnor PA  19087.

C: He has been the Managing Partner of Constable Partners for more than five years.

D: There are no convictions in any criminal proceedings during the last five years.

E.  There were no civil proceedings during the last five years.

Item 3:

All funds are provided from working capital and assets under management.

Item 4:

A: All securities were acquired for investment purposes only. Additional securities may be acquired or sold at any time depending on the reporting person's investment outlook for the specific security in question. There are no plans which would require disclosure under Sections B through J.

Item 5:

A: As stated.

B: John Constable, General Partner of Constable Partners, manager of outside accounts, has sole power to vote and dispose of these securities.

C: Set forth below are all transactions in these securities during the last sixty days:


ITEM 4C:

FIRSTCITY FINANCIAL LIQ. TRUST
                        Date         Price     Shares    Amount
Constable Partners L.P. 5/1/96       19.07     2,500     47,675
Constable Partners L.P. 6/5/96       20.64     1,700     35,088
Constable Partners L.P. 6/5/96       20.629    6,600     136,150
Constable Partners L.P. 6/11/96      20.752    12,500    259,400
Constable Partners L.P. 6/12/96      21.763    2,000     43,525
Constable Partners L.P. 6/14/96      22.426    500       11,213
Constable Partners L.P. 6/18/96      21.775    1,000     21,775
Constable Partners L.P. 6/18/96      22.504    6,650     149,650
Constable Partners L.P. 6/25/96      22.763    2,000     45,525
Constable Partners L.P. 6/26/96      22.05     500       11,025
Constable Partners L.P. 6/28/96      22.917    600       13,750
Constable Partners L.P. 7/3/96       23.05     500       11,525
Constable Partners L.P. 7/8/96       22.761    2,343     53,328
Constable Partners L.P. 7/9/96       23.01     2,500     57,525
Constable Partners L.P. 7/11/96      22.685    1,000     22,685
Constable Partners L.P. 7/11/96      22.882    3,421     78,280
Constable Partners L.P. 7/15/96      22.732    500       11,366
Constable Partners L.P. 7/15/96      22.9      1,000     22,900
Constable Partners L.P. 7/16/96      22.885    2,500     57,212
Constable Partners L.P. 7/16/96      22.763    1,875     42,681
Constable Partners L.P. 7/16/96      22.883    3,100     70,937
Constable Partners L.P. 7/18/96      22.888    2,000     45,775
Constable Partners L.P. 7/18/96      22.715    1,000     22,715
Constable Partners L.P. 7/24/96      22.9      1,000     22,900
Constable Partners L.P. 7/26/96      22.685    5,300     120,229
Constable Partners L.P. 7/30/96      22.629    5,600     126,725
Constable Partners L.P. 8/2/96       22.784    750       17,088
Constable Partners L.P. 8/2/96       22.782    11,400    259,717
Constable Partners L.P. 8/6/96       22.816    8,300     189,369
Constable Partners L.P. 8/6/96       22.9      1,000     22,900
Constable Partners L.P. 8/6/96       22.69     5,000     113,450
Constable Partners L.P. 8/7/96       22.689    5,700     129,329
Constable Partners L.P. 8/9/96       22.69     5,000     113,450
Constable Partners L.P. 8/12/96      22.825    2,000     45,650
Constable Partners L.P. 8/15/96      22.69     5,000     113,450
Constable Partners L.P. 8/21/96      22.69     5,000     113,450
                                               119,339   2,659,412

Dr.Winfred Constable    6/11/96      20.77     1,250     25,963
Dr.Winfred Constable    6/12/96      21.852    250       5,463
Dr.Winfred Constable    6/18/96      22.525    1,000     22,525
Dr.Winfred Constable    7/30/96      22.895    1,300     29,764
                                               3,800     83,714

                                               123,139   2,743,126



D: N/A

E: N/A

Items 6&7 do not apply.



After a reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: August 30, 1996                                                   .


Name:                                                  .
Lourde John Constable
D/B/A Constable Asset Management